Exhibit 99.2

For more information, contact:
Sean O’Sullivan – VP Investor and
7 December 2010	Media Relations, +61 2 8274 5239
or +61 412 139 711
Standby facility for the Asbestos Injuries
Compensation Fund
James Hardie Industries SE (James Hardie) notes that the NSW Government and the Australian Government today announced that a standby loan facility of up to A$320 million for the Asbestos Injuries Compensation Fund (AICF) has been formalised. The then Prime Minister of Australia and the then Premier of New South Wales had previously on 7 November 2009 announced that a loan would be provided by the NSW Government, with the support of the Australian Government, to support the ongoing operations of the AICF.
The standby loan facility will assist the AICF to meet short-term funding shortfalls, and to continue to make payments to claimants should contributions made by James Hardie under the Amended and Restated Funding Agreement (AFFA) be insufficient to maintain liquidity in the fund.
Drawing under the standby loan facility is conditional on the AFFA being varied to reflect the arrangements entered into in connection with this facility and the Australian Taxation Office (ATO) providing James Hardie and the AICF with private binding rulings to replace those previously issued in connection with the AFFA and confirmation that the accepted tax conditions (as defined in the AFFA) will remain unchanged in all material respects. It has been agreed with the NSW Government that James Hardie and the AICF will apply to the ATO for the relevant rulings.
On 2 December 2009, the NSW Parliament passed the James Hardie Former Subsidiaries (Winding up and Administration) Amendment Act 2009 to authorise and approve the standby loan facility, associated guarantees and security arrangements.
James Hardie notes that the provision of the proposed standby loan facility to the AICF does not reduce the company’s obligations under the AFFA. The obligation to pay claimants remains with AICF, and it is anticipated that its primary source of funding will continue to be contributions from James Hardie. In addition James Hardie anticipates that, based on its fiscal year 2011 results to date, it expects to make a contribution to the AICF, in accordance with the AFFA, in 2011.
James Hardie made a contribution of approximately A$72.8 million (US$63.7 million) to the AICF on 1 July 2010. This amount represented 35% of the company’s free cash flow for fiscal year 2010, as defined by the AFFA. Since the AICF was established in February 2007, the company has contributed A$375 million to the fund. The company is also contributing A$500,000 a year for 10 years towards medical research into the prevention, treatment and cure of asbestos diseases, and A$75,000 a year for 10 years for an education program to inform home renovators of the risks associated with asbestos.
Attached are copies of the announcements made by the NSW Government and the Australian Government.
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street,
Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

ENDS
Media/Analyst Enquiries:
Sean O’Sullivan Vice President, Investor and Media Relations
Telephone: +61 2 8274 5246     Email: media@jameshardie.com.au
Disclaimer
This statement, and other statements that James Hardie Industries SE (James Hardie) may make, may contain forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements.
These factors, some of which are discussed under “Risk Factors” in James Hardie’s registration statement (described below under the heading “Additional information and where to find it) include, but are not limited to:
•	all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries;

•	required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability;

•	compliance with and changes in tax laws and treatments;

•	competition and product pricing in the markets in which the company operates;

•	the consequences of product failures or defects;

•	exposure to environmental, asbestos or other legal proceedings; general economic and market conditions;

•	the supply and cost of raw materials; the success of research and development efforts;

•	reliance on a small number of customers;

•	a customer’s inability to pay;

•	compliance with and changes in environmental and health and safety laws;

•	risks of conducting business internationally;

•	the company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company;

•	compliance with and changes in laws and regulations;

•	currency exchange risks;

•	the concentration of the company’s customer base on large format retail customers, distributors and dealers;

•	the effect of natural disasters;

•	changes in the company’s key management personnel;

•	inherent limitations on internal controls;

•	use of accounting estimates; and

•	all other risks identified in the company’s reports filed with Australian, Dutch, Irish and US securities agencies and exchanges (as appropriate).
The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

NSW WELCOMES LOAN AGREEMENT WITH COMMONWEALTH TO GIVE CERTAINTY
TO ASBESTOS VICTIMS
Tuesday 7 December, 2010
Premier Kristina Keneally today welcomed the Federal Government’s decision to sign an agreement to ensure security of payments to asbestos victims and their families.
The agreement between the Federal and State Governments will ensure victims will continue to receive payments from the Asbestos Injuries Compensation Fund (AICF).
The AICF was set up in 2005 after a landmark agreement negotiated with James Hardie by the NSW Government, Bernie Banton and the Australian Council of Trade Unions.
The agreement, announced today by Prime Minister Julia Gillard, will see the Commonwealth provide a loan of up to $160 million to the NSW Government.
These funds will be matched by the NSW Government — creating a loan facility of up to $320 million to meet a funding shortfall to the AICF.
The shortfall was created by the Global Financial Crisis and its impact on James Hardie.
Without the loan, it was projected the AICF would be exhausted within twelve months.
“This agreement between the NSW and Federal Governments will provide certainty for asbestos victims and their families,” Ms Keneally said.
“This loan facility, jointly funded by the Commonwealth and NSW Governments, will ensure up to three years of compensation payments at current claim rates.
“Our action will ensure sufferers of asbestos related diseases continue to receive compensation on time and in full.”
Mr Hatzistergos said this is about helping James Hardie to meet its obligations to asbestos victims.
“We maintain that James Hardie has a moral and legal obligation to meet its commitments to asbestos victims,” Mr Hatzistergos said.
“This loan facility recognises the impact of the Global Financial Crisis on James Hardie’s ability to meet their obligations in the short term.
“Today’s decision will give peace of mind to asbestos victims and their families.
“The Australian Government and NSW Government expect James Hardie will resume making substantial and regular contributions to the fund as the US economy recovers.”
Ms Keneally said the NSW Government has a proud history of working with asbestos victims to support their access to justice and compensation.
“The NSW Government’s advocacy for asbestos victims in relation to James Hardie is well known,” Ms Keneally said.

“Five years ago the Government with Bernie Banton and the ACTU negotiated the landmark agreement with James Hardie to establish the Asbestos Injuries Compensation Fund.
“In addition, the NSW Government recently represented the interests of asbestos victims in relation to CSR’s proposed demerger then sale of its sugar and renewable energy business.
“This Government has a proud history when it comes to representing the rights of asbestos victims and their families, and we will continue to fight to ensure they get a fair go.”
For more information on asbestos, its health effects, and the legal requirements for asbestos removal, go to www.workcover.nsw.gov.au

PRIME MINISTER
PARLIAMENTARY SECRETARY TO THE TREASURER
LOAN AGREEMENT TO GIVE CERTAINTY TO ASBESTOS VICTIMS
The Gillard Labor Government has today signed a loan agreement drawn up with the NSW Government to ensure asbestos victims and their families continue to receive payments through the Asbestos Injuries Compensation Fund (AICF).
The Prime Minister said the Gillard Labor Government would provide up to $160 million to the NSW Government to give victims of asbestos-related diseases and their families the peace of mind and financial security they deserve.
Under the agreement, the NSW Government will contribute an equal amount in funding to the AICF each time they draw down from the Federal loan.
The AICF was established following a 2005 agreement between the NSW Government and James Hardie Industries N.V to compensate people who have made legitimate asbestos-related claims against the company in Australia.
Without the loan agreement, the AICF had advised that asbestos compensation claims would have been rationed and paid in instalments, with some victims facing the prospect of not living long enough to receive their full compensation.
Parliamentary Secretary to the Treasurer David Bradbury said the loan agreement did not excuse James Hardie from its legal or moral obligation to contribute to the AICF.
The Federal Government expects the company to continue to fund the AICF as its financial position improves.
The funds advanced to the NSW Government are to be repaid to the Commonwealth by 30 June 2020. Interest will be payable on the loan at a rate equivalent to the Commonwealth’s cost of borrowing.
The loan agreement follows through on the commitments made by the Commonwealth and NSW Governments in the Heads of Agreement signed last year.
CANBERRA
7 DECEMBER 2010
PRESS OFFICE (02) 6277 7744